UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ **Form C: Offering Statement**

☐ **Form C-U: Progress Update:**

☐ **Form C/A: Amendment to Offering Statement:**

☐ **Check box if Amendment is material and investors must reconfirm within five business days.**

☐ **Form C-AR: Annual Report**

☐ **Form C-AR/A: Amendment to Annual Report**

☐ **Form C-TR: Termination of Reporting**

Name of issuer:	SUTIMCo International, Inc.
Form:	Corporation
Jurisdiction of Incorporation/Organization:	Wyoming
Date of organization:	May 11, 2006
Physical address of issuer:	3520 Cimarron Drive, Carrollton Texas 75007
Website of issuer:	www.sutiholdings.com

	December 31, 2022	December 31, 2021
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$24,472	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	419,742	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($237,500)	($164,495)

The current number of employees of the issuer; 1

GENERAL INSTRUCTIONS

This Form is only used for "Testing the Waters" pursuant to 17 CFR § 227.206 - Solicitations of interest and other communications through Form C for disclosure purposes.

TEST THE WATERS OFFERING STATEMENT UNDER FORM C FOR DISCLOSURE

UNDER § 227.206 SOLICITATIONS OF INTEREST AND OTHER COMMUNICATIONS STATED CONDITIONS ARE THAT NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED; NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM; AND A PERSON'S INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Legends

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.
The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

§ 227.206 Solicitations of interest and other communications.

(a) Solicitation of interest. At any time before the filing of an offering statement, an issuer may communicate orally or in writing to determine whether there is any interest in a contemplated securities offering. Such communications are deemed to be an offer of a security for sale for purposes of the antifraud provisions of the Federal securities laws. No solicitation or acceptance of money or other consideration, nor of any commitment, binding or otherwise, from any person is permitted until the offering statement is filed.

(b) Conditions. The communications must:

(1) State that no money or other consideration is being solicited, and if sent in response, will not be accepted;

(2) State that no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and

(3) State that a person's indication of interest involves no obligation or commitment of any kind.

(c) Indications of interest. Any written communication under this section may include a means by which a person may indicate to the issuer that such person is interested in a potential offering. This issuer may require the name, address, telephone number, and/or email address in any response form included pursuant to this paragraph (c).

Annual Report § 227.201 Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer;

Disclosed on the cover page.

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Officers and Directors (and any persons occupying a similar status or performing a similar function) of the issuer:

Names of All Officers, Directors	Entity	All positions and offices held with the issuer or entity	Principal occupation and employment	Date of Service
Edward Vakser	Tradestar Resources Corp.	Officer/ Director	President	August 3, 2021 - Present
	Auri, Inc	Officer/ Director	Chairman/CEO	August 3, 2014 - Present
	Black Dragon Resource Companies, Inc	Officer/ Director	Chairman/CEO	February 24, 2021 - Present
	PBS Holding, Inc	Officer/ Director	Chairman/CEO	February 1, 2011 - Present
	Protek Capital, Inc	Officer/ Director	Chairman/CEO	August 3, 2021 - Present
	SUTIMCo International, Co.	Officer/ Director	Chairman/CEO	September 10, 2015 - Present
	Utilicraft Resource, Inc.	Officer/ Director	President	October 12, 2021 - Present
	Legacy Art Group LLC-2	Managing Member	Managing Member	August 8, 2014
	NRG Inc.	Officer/ Director	Chairman/CEO	July 11 , 2003

*List any persons occupying a similar status or performing a similar function

**Including employment by another employer. Name the employer and principal business of any corporation or other organization for a minimum of three years

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

Name of Holder	Number and Class of Securities Now held.	% Voting Power Prior to Offering on a fully diluted basis.
Edward Vakser	1 - Super K	69%
Edward Vakser*	850,000,000	15.48%

* Includes 300,000,000 owned by NRG INC

(d) A description of the business of the issuer and the anticipated business plan of the issuer;

Sutimco Inc., is a development corporation in pursuit of strategic mergers and acquisitions of revenue producing companies. Acquisitions related to MJ Markets, "all things green and green energy" , software development, with a focus and design to enter a new and emerging Secured and Encrypted world of Digital currencies, NFT and NFA assets, built on Block Chain and secured platforms for Banking, transactions and currencies processing and merchandizing. Developing Markets for Medicinal and Recreational use Marijuana and CBD. The new Re Branding will include Sovern Utility Tokens International Cryptocurrencies (SUTI) and www.suti.io. New government laws regulating the sale and consumption of marijuana provide unprecedented opportunities for financial gain. This rapidly growing industry is expected to gross over $6 Billion dollars in 2024 from the sale of legal recreational cannabis. Across the USA, many states are legalizing and taxing the sale of cannabis for medical and recreational use, a trend likely to continue over the next decade.

(e) The current number of employees of the issuer; 1

(f) A discussion of the material factors that make an investment in the issuer speculative or risky;

UNDER § 227.206 SOLICITATIONS OF INTEREST AND OTHER COMMUNICATIONS STATED CONDITIONS ARE THAT NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED; NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM; AND A PERSON'S INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Total Voting Control: The CEO's complete voting control presents a risk of concentrated decision-making power, potentially leading to conflicts of interest or decisions that do not align with the best interests of other shareholders. This lack of checks and balances could limit accountability and transparency within the company, potentially affecting investor confidence and corporate governance standards. Investors should consider the implications of the CEO's dominant voting position on their ability to influence company direction and decision-making processes.

Management will have broad discretion as to the use of proceeds. The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

Capitalization Risks: The company's undercapitalization poses a significant risk as it may not have sufficient funds to support its operations, including the expenses associated with the test the waters offering.

Business Plan Execution: The company's past inability to execute its business plan raises concerns about its ability to generate revenue and achieve profitability, which could impact investor confidence during the test the waters offering. A lack of successful execution of the business plan may indicate underlying issues with the company's products or services, casting doubt on their market viability and potential for investor returns.

Competitive Landscape: Inadequate capital and execution capabilities could hinder the company's ability to compete effectively in its industry, potentially leading to loss of market share and revenue.

Cash Flow Constraints: Undercapitalization may result in cash flow constraints, limiting the company's ability to meet its financial obligations, including those associated with the test the waters offering process. Insufficient capital and execution capabilities may exacerbate operational challenges, such as production delays, supply chain disruptions, or inability to scale operations, impacting the company's long-term sustainability.

Creditworthiness: A company with limited capital and a track record of underperformance may face challenges in obtaining credit or favorable financing terms, further restricting its financial flexibility and growth prospects.

Risks to purchasers associated with corporate actions including:

Additional issuances of securities: Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

Issuer repurchases of securities: The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer: As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

Transactions with related parties: The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

Risks to purchasers of the securities relating to minority ownership in the issuer:

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited. While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Risks to purchasers of the securities relating to minority ownership in the issuer:

The right to demand current distributions from an operating business is limited. A majority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

 While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer;

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered;

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

See item (c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions;

At this juncture of the test the waters offering, the valuation of the securities being offered is still under consideration, and no definitive method has been established. Various valuation methodologies are being explored to determine the appropriate pricing of the securities. These may include but are not limited to, market comparable analysis, discounted cash flow models, precedent transactions, and assessments of future revenue potential. However, it's important to acknowledge that the valuation process is dynamic and subject to change, particularly during subsequent corporate actions or events that may impact the company's financial position or prospects. As such, the issuer will continue to assess and refine its valuation methods to ensure that the pricing of the securities accurately reflects their intrinsic value and market conditions at the time of offering.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and

Potential purchasers of the securities should be aware of the risks associated with minority ownership in the issuer, particularly regarding their limited influence over corporate decisions and strategic direction. Minority shareholders may face challenges in having their voices heard in matters such as significant corporate actions or changes in management. Additionally, there are inherent risks associated with various corporate actions, including additional issuances of securities, issuer repurchases of securities, sale of the issuer or its assets, and transactions with related parties. These actions could dilute existing ownership interests, alter control dynamics, or lead to conflicts of interest between different shareholder groups. It's crucial for investors to carefully evaluate these risks and consider their implications on their investment decision-making process.

(6) A description of the restrictions on transfer of the securities, as set forth in § 227.501;

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C.77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or 3who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms;

NONE

(q) A description of exempt offerings conducted within the past three years;

NONE

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

NONE

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations;

Instruction 1 to paragraph (s). The discussion must cover each period for which financial statements of the issuer are provided. An issuer also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the issuer subsequent to the period for which financial statements are provided.

Instruction 2 to paragraph (s). For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Issuers should take into account the proceeds of the offering and any other known or pending sources of capital. Issuers also should discuss how the proceeds from the offering will affect the issuer's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. In addition, issuers should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

Instruction 3 to paragraph (s). References to the issuer in this paragraph and its instructions refer to the issuer and its predecessors, if any.

SEE FINANCIALS BELOW

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act (15U.S.C. 77d(a)(6)) within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $124,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in

all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $124,000, but not more than $618,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $618,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $618,000, but not more than $1,235,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

Instruction 1 to paragraph (t). To determine the financial statements required under this paragraph (t), an issuer must aggregate amounts sold in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) within the preceding 12-month period and the offering amount in the offering for which disclosure is being provided. If the issuer will accept proceeds in excess of the target offering amount, the issuer must include the maximum offering amount that the issuer will accept in the calculation to determine the financial statements required under this paragraph (t).

Instruction 2 to paragraph (t). An issuer may voluntarily meet the requirements of this paragraph (t) for a higher aggregate target offering amount.

Instruction 3 to paragraph (t). The financial statements must be prepared in accordance with U.S. generally accepted accounting principles and include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they must be labeled as "unaudited." The financial statements must cover the two most recently completed fiscal years or the period(s) since inception, if shorter.

Instruction 4 to paragraph (t). For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

Instruction 5 to paragraph (t). An issuer may elect to delay complying with any new or revised financial accounting standard that applies to companies that are not issuers (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a))) until the date that such companies are required to comply with such new or revised accounting standard. Issuers electing this accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

Instruction 6 to paragraph (t). An issuer required to provide information from a tax return under paragraph (t)(1) of this section before filing a tax return with the U.S. Internal Revenue Service for the most recently completed fiscal year may provide information from its tax return for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed with the U.S. Internal Revenue Service (if the tax return is filed during the offering period). An issuer that requested an extension from the U.S. Internal Revenue Service would not be required to provide information from the tax return until the date the return is filed, if filed during the offering period. If an issuer has not yet filed a tax return and is not required to file a tax return before the end of the offering period, then the tax return information does not need to be provided.

Instruction 7 to paragraph (t). An issuer providing financial statements that are not audited or reviewed and tax information as specified under paragraph (t)(1) of this section must have its principal executive officer provide the following certification:

I, [identify the certifying individual], certify that:

(1) the financial statements of [identify the issuer] included in this Form are true and complete in all material respects; and

(2) the tax return information of [identify the issuer] included in this Form reflects accurately the information reported on the tax return for [identify the issuer] filed for the fiscal year ended [date of most recent tax return].

[Signature and title].

Instruction 8 to paragraph (t). Financial statement reviews shall be conducted in accordance with the Statements on Standards for Accounting and Review Services issued by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. A signed review report must accompany the reviewed financial statements, and an issuer must notify the public accountant of the issuer's intended use of the review report in the offering. An issuer will not be in compliance with the requirement to provide reviewed financial statements if the review report includes modifications.

Instruction 9 to paragraph (t). Financial statement audits shall be conducted in accordance with either auditing standards issued by the American Institute of Certified Public Accountants (referred to as U.S. Generally Accepted Auditing Standards) or the standards of the Public Company Accounting Oversight Board. A signed audit report must accompany audited financial statements, and an issuer must notify the public accountant of the issuer's intended use of the audit report in the offering. An issuer will not be in compliance with the requirement to provide audited financial statements if the audit report includes a qualified opinion, an adverse opinion, or a disclaimer of opinion.

Instruction 10 to paragraph (t). To qualify as a public accountant that is independent of the issuer for purposes of this part, the accountant must satisfy the independence standards of either:

(i) 17 CFR 210.2–01 of this chapter, or

(ii) The American Institute of Certified Public Accountants. The public accountant that audits or reviews the financial statements provided by an issuer must be:

(A) Duly registered and in good standing as a certified public accountant under the laws of the place of his or her residence or principal office; or

(B) In good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

Instruction 11 to paragraph (t). Except as set forth in § 227.100(c), references to the issuer in this paragraph (t) and its instructions (2) through (10) refer to the issuer and its predecessors, if any.

SEE FINANCIALS BELOW

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of § 227.202;

NONE

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

NONE

UNDER § 227.206 SOLICITATIONS OF INTEREST AND OTHER COMMUNICATIONS STATED CONDITIONS ARE THAT NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED; NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM; AND A PERSON'S INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Financial Statements

A. The following financial statements were prepared in accordance with:

☐ IFRS
☒ U.S. GAAP

B. The following financial statements were prepared by (name of individual)[2]:

[2] The financial statements requested pursuant to this item must be prepared in accordance with US GAAP or IFRS and by persons with sufficient financial skills.

Name: **Edward Vakser**

Title: President, CEO, Director, Corporate Administration

Relationship to Issuer: President, CEO, Director, Corporate Administration

Provide the following financial statements for the most recent fiscal year or quarter. For the initial disclosure statement (qualifying for Pink Current Information for the first time) please provide reports for the two previous fiscal years and any subsequent interim periods.

    a. Audit letter, if audited;
    b. Balance Sheet;
    c. Statement of Income;
    d. Statement of Cash Flows;
    e. Statement of Retained Earnings (Statement of Changes in Stockholders' Equity)
    f. Financial Notes

SUTIMCo INTERNATIONAL, INC.
BALANCE SHEET
FOR THE PERIOD ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021
(UNAUDITED

ASSETS

Current Assets

Cash

	2022	2021
Investment in related parties		
Prepaid Expense		
Total Current Assets	24,742	0
Fixed Assets		
	40,000	0
Furniture and Equipment	18,000	0
Total Fixed Assets	82,742	0
TOTAL ASSETS		
	60,000	0
	60,000	0
	142,742	0

LIABILITIES AND SHAREHOLDER EQUITY		
Current Liabilities		
Accounts Payable (trade)	272,500	0
Accrued Expenses	60,000	0
Accrued Salaries and Wages	180,000	0
Total Liablities	512,500	0
Shareholders' Equity		
Common Stock par value $0.0001, 8,000,000,000 authorized, issued and outstanding 4,744,209,834 at December 2022 and 2021 respectively	474,420	0
Paid in Capital	(9,908)	0
Accumulated loss	(834,270)	0
Total equity	(369,758)	0
TOTAL LIABILITIES AND EQUITY	142,742	0

The accompanying notes are an integral part of these financial statements

SUTIMCo INTERNATIONAL, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED DECEMBER 31, 2022
AND DECEMBER 31, 2021
(UNAUDITED)

	2022	2021
Income	0	0
Expenses of Operations		
General and Administrative	35,000	42,895
Legal and Consulting	22,500	31,600
Salaries and wages	180,000	90,000
Total Expenses of Operations	237,500	164,495
Other Income and Expense		
Total Loss from Operations	(237,500)	(164,495)
Loss per share	nil	nil
Weighted average outstanding	4,744,209,834	4,744,209,834

The accompanying notes are an integral part of these financial statements

SUTIMCo INTERNATIONAL, INC.

STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
(UNAUDITED)

	2022	2021
Net loss from operations	(237,500)	(164,495)
Adjustments to reconcile Net Income to Net		
Cash Provided (used) by operations		
Increase in Prepaid Expense	0	0
Increase in Accounts Payable	167,500	35,000
Increase in Accrued expenses	0	39,495
Accrued Salaries	70,000	90,000
Cash Provided (used) by operations	237,500	164,495
Investment activities		
Investment in related parties	0	0
Purchase Furniture and Equipment	0	0
Cash Provided (Used) in Investment Activities	0	0
Capital activities		
Sale of common stock	0	0
Cash Provided (Used) in Capital activities	0	0
Increase (Decrease) in Cash	0	27,742
Cash at the beginning of the Period	27,742	0
Cash at the ending of the period	27,742	27,742
Non cash transactions	0	

The accompanying notes are an integral part of these financial statements

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	COMMON STOCK		PAID IN	ACCUMULATED	
	SHARES	DOLLARS	CAPITAL	DEFICIT	TOTAL
Balances December 31, 2021	4,744,209,834	474,420	(9,908)	(596,770)	(132,258)
Loss from operations				(237,500)	(237,500)
Balances December 31, 2022	4,744,209,834	474,420	(9,908)	(834,270)	(369,758)

The accompanying notes are an integral part of these financial statements

SUITIMCo INTERNATIONAL, INC.

Notes on Financial Statements

FOR THE YEAR ENDED DECEMBER 31, 2022

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Description of Business

Sutimco Inc., is a development corporation in pursuit of strategic mergers and acquisitions of revenue producing companies. Acquisitions related to MJ Markets, "all things green and green energy" , software development, with a focus and design to enter a new and emerging Secured and Encrypted world of Digital currencies, NFT and NFA assets, built on Block Chain and secured platforms for Banking, transactions and currencies processing and merchandizing. Developing Markets for Medicinal and Recreational use Marijuana and CBD. The new Re Branding will include Sovern Utility Tokens International Cryptocurrencies (SUTI) and www.suti.io. New government laws regulating the sale and consumption of marijuana provide unprecedented opportunities for financial gain. This rapidly growing industry is expected to gross over $6 Billion dollars in 2024 from the sale of legal recreational cannabis. Across the USA, many states are legalizing and taxing the sale of cannabis for medical and recreational use, a trend likely to continue over the next decade.

Sutimco International, Inc. (hereafter referred to as the "Company") is a Wyoming Corporation, originally formed in Nevada on May 11, 2006 as Real Paper Displays Inc. The Company is a holding company, which utilizes a platform to launch new technology enterprises based on university research developed technologies. The Company provides experienced management to early-stage companies that reduce risk of business failure.

Acquisitions

AquaStar Corporation

On October 23, 2009, the Company acquired a 90% ownership in AquaStar Corporation, a privately held Nevada corporation owned by a significant stockholder, for $2,000 (100,000 shares of common stock valued at $.02/share). The Company's consolidated financial statements include the operating results of AquaStar Corporation from the date of acquisition. Pro forma results of operations prior to acquisition have not been presented because the effects of the acquisition of the majority ownership of AquaStar Corporation were not material to the Company's financial results.

SUTIMCo, Inc.

On April 1, 2011, the Company consummated an agreement to acquire 100% of the issued and outstanding capital stock of SUTIMCo, Inc. from a significant stockholder. In exchange, the Company issued 300,000 shares of Class D convertible preferred stock valued at $3,000,000 ($10.00 par value per share) and 30,000,000 Restricted Common Shares valued at $1,000,000. Each share of Series D convertible preferred stock shall be convertible, at the option of the shareholder after a holding period of a minimum of 12 months from the issue date on the share certificate. The Series D convertible preferred stock shares shall be exchanged for the common shares of the Company at a 20% discount to the 10-day average closing price immediately preceding the date on which the Series D convertible preferred stock certificate is received. Additionally, the Company issued a debt instrument in the amount of $5,500,000 which is payable within a twenty-four (24) month period from the date of closing. The note bears no interest and is unsecured.On November 8, 2011 the Acquisition Agreement was amended as follows; Seller shall receive ($9,500,000) (the "Purchase Price"), to be paid to seller as follows: One Million Dollars ($1,000,000) in the form of Restricted Common Shares of the Buyer, which is due upon closing, Three Million Dollars ($3,000,000) in the form of Preferred Shares of the Buyer to be paid within 30 days from the date of closing, and Five Million Five Hundred Thousand Dollars ($5,500,000) in cash to be paid within a 24 month period from the date of closing.

On September 3, 2013, the Company entered into a Debt Exchange Agreement converting Five Million Five Hundred Thousand Dollars ($5,500,000) into 5,500 Series E Convertible Preferred Shares.

As of March 31, 2014 SUTI, Holdings LP returned all common shares to the company for cancellation in order to help the company facilitate a liquidity requirement and now has $4,000,000 in Preferred D shares.

ASC Topic 805, Business Combinations, defines the relationship of owners and management of the Company. The Company determined that the acquisition of both AquaStar Corporation and SUTIMCo, Inc. should be accounted for under the guidance of ASC Topic 805-50 "Transactions Between Entities Under Common Control", which requires that assets and liabilities of the acquisition be carried at historical cost and that the financial be combined similar to the pooling method as if the transaction had occurred at the beginning of the period. Accordingly, the shares, including value and beneficial conversion feature have been reflected as of December 31, 2009.

Basis of Presentation

The financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management all normal recurring adjustments considered necessary to give a fair presentation of operating results for the periods presented have been included. Interim results are not necessarily indicative of results for a full year.

Principals of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its

majority owned subsidiaries, Luxuriant Holdings and Sutimco Inc. All intercompany accounts and transactions have been eliminated. In the opinion of management, all adjustments necessary to present fairly the consolidated financial position as of Sept. 30, 2015 have been included in the consolidated financial statements.

Going Concern

As reflected in the accompanying consolidated financial statements, the Company has had continuing net losses year-over-year through Sept. 30, 2015. These accrued and ongoing losses rise doubts that the Company can continue as a going concern. The Company's ability to continue will be dependent on its ability to generate revenue as well as raise funds for its operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company anticipates raising additional working capital through the issuance of debt and equity securities in order to further expand its business. Management believes that actions presently being undertaken to obtain additional funding provide the Company with the opportunity to continue to operate as a going concern.

The Company's consolidated financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the Unites States of America and have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company cannot provide assurance that it can sustain profitability on a quarterly or annual basis in the future. The

Company anticipates it may incur losses until it is able to establish significant levels of revenue while controlling its expenses. Any future success that the Company might experience will depend upon many factors, including factors out of its control or which cannot be predicted at this time. These factors may include changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors, changes in general economic conditions, increases in operating costs, including costs of supplies, personnel and equipment, reduced margins caused by competitive pressures, failure of the Company to launch new technologies and other factors. These conditions may have a materially adverse effect upon the Company or may force it to reduce or curtail operations. In addition, the Company will require additional funds to sustain and expand its efforts, particularly if a well-financed competitor emerges.

From September 2006 through December 2013, the Company raised $357,719, net of issuance costs, in private offerings of its common stock. The Company also raised $168,000 in a private offering of Series C preferred stock for the period ending June 30, 2014 and $124,000 Due to Related Party was converted to series C Preferred Stock. Despite the Company's success in the offerings, there are no assurances that the Company will be able to continue to obtain debt or equity financing on terms acceptable to the Company, if at all. The inability to obtain sufficient funds from operations or external sources would require the Company to curtail or cease operations. Any additional equity financing may involve substantial dilution to then existing stockholders. Management plans to continue to seek additional funds to meet its capital requirements by issuing additional equity and debt securities. In view of the matters described above, the continued operations of the Company are dependent upon the Company's ability to raise additional capital, obtain financing and to succeed in its future operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Definition of fiscal year

The Company's year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Only highly liquid investments with original maturities of 90 days or less are classified as cash and equivalents. These investments are stated at cost, which approximates market values.

The Company maintains its cash balances at credit-worthy financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). As of Sept. 30, 2015, management believes the risk of loss of cash balances in excess of the insured limit to be low.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are primarily 3 to 5 years except for the building that is being depreciated over a life of 39 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful lives of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Convertible Debenture and Beneficial Conversion Feature

If the conversion feature of conventional convertible debt provides for a rate of conversion that is below market value, this feature is characterized as a beneficial conversion feature ("BCF"). A BCF is recorded by the Company as a debt discount. In those circumstances, the convertible debt will be recorded net of the discount related to the BCF. The Company amortizes the discount to interest expense over the life of the debt using the effective interest method.

Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash, accounts payable and notes payable approximate their carrying amounts due to the nature and short maturity of these instruments. The Company considers the carrying value of its financial instruments to approximate their fair value due to the short maturity of these instruments.

Fair value measurement

ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. Any such valuation adjustments are applied consistently over time. At this time, management does not plan to adopt fair value accounting for nonfinancial assets or liabilities.

Stock-Based Compensation

All issuances of the Company's stock for non-cash consideration have been assigned a per share amount equaling either the market value of the shares issued or the value of consideration received, whichever is more readily determinable. The measurement date for the fair value of the equity instruments issued is determined at the earlier of (I) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor's performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.

The Company accounts for all compensation related to options or warrants using a fair value-based method whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. The Company uses the Black- Scholes valuation model to calculate the fair value of options and warrants issued to both employees and non-employees.

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share gives effect to common stock equivalents. Such amounts include shares potentially issuable upon conversion of the convertible preferred stock.

Revenue Recognition

For all portfolio companies that the Company manages, the Company enters into a Venture Acceleration Agreement, (the "Venture Agreement"). Pursuant to the Venture Agreement, the Company will provide certain services and personnel to the portfolio company for an initial term of three years. In return, the portfolio company will pay a management fee and a performance fee.

The management fee calls for a one-time payment of $100,000 and an annual fee in the amount of $930,000, payable in monthly installments of $77,500. For the first three years of the Venture Agreement, the performance fee is six percent of gross revenue. Thereafter, the performance fee will be fifteen percent of quarterly operating profit before the performance fee. Additionally, if the portfolio company has an operating profit in the fourth quarter of the third year of the Agreement, the Company will be entitled to receive fifteen percent of the portfolio company's gross revenue during the two years following the initial term of the Venture Agreement. No performance fees are due for the twelve months ended December 31, 2014.

The company offers these services to start up entities that initially do not have the capital to pay the fees, and therefore, collection is not assured until such time these entities successfully raise capital via debt or equity financing. Revenue in this case would be recognized on the cash basis until such time the entities become viable. For the twelve months ended December 31, 2014 and for the year ended December 31 2013, all revenues recorded were on a cash basis.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. Under this standard, deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measure using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is most likely that such an asset will not be realized through future operations.

Recent Accounting Pronouncements

In December 2011, the Financial Accounting and Standards Board (FASB) issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities ("ASU 2011-11"). ASU 2011-11 requires an entity to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement with a similar master netting arrangement. ASU 2011-11 is effective for annual and interim reporting periods beginning on or after January 1, 2013. Retrospective disclosure is required for all comparative periods presented. Since this accounting standard requires only enhanced disclosure, the adoption of this standard is not expected to have an impact our financial position or results of operations.

In September 2011, the FASB issued ASU 2011-08, Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment ("ASU 2011-08"). Under ASU 2011-08, companies testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e. step 1 of the goodwill impairment test). If companies determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company is evaluating the revised guidance and does not anticipate that adoption will have a material impact on the Company's Consolidated Financial Statements.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income ("ASU 2011-05"). ASU 2011-05 will require companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The standard does not change the items which must be reported in other comprehensive income, how such items are measured or when they must be reclassified to net income. This standard is effective for interim and annual periods beginning after December 15, 2011. Because this ASU impacts presentation only, it will have no effect on our financial condition, results of operations or cash flows.

In July 2012, the Financial Accounting and Standards Board (FASB) issued Accounting Standards Update ("ASU") ASU 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. ASU 2012-02 addresses valuation of indefinite-lived intangible assets other than goodwill, and allows an entity the option to first assess qualitative factors to determine whether it is more likely than not that impairment has occurred. If an entity determines it is not likely that impairment has occurred no further action is necessary. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company is evaluating the revised guidance and does not anticipate that adoption will have a material impact on the Company's Consolidated Financial Statements.

NOTE 3 – INCOME TAXES

The Company accounts for income taxes in accordance with ASC Topic 740, "Income Taxes." Under this standard, deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is most likely that such an asset will not be realized through future operations.

NOTE 4 – DUE TO RELATED PARTIES

The Company entered into an unsecured revolving note payable to SUTI Holdings LP, a significant shareholder that was amended in January 2008 to allow the Company to borrow up to $400,000 subject to availability of funds. The note is due 30 days after a written demand for payment has been made and bears simple interest at 10 percent per annum. Interest in the amount of $8,670 was accrued on the note during the six months ended June 30, 2014. Total principal and interest due to SUTI Holdings under this agreement was $502,839 at June 30, 2014 and $494,214 of December 31, 2013.

Two of the Directors of the Company provided services and funds to the Company. The amounts owing are unsecured, non-interest bearing and due on demand. The balances on the amounts owed to the two Directors as of June 30, 2014 and December 31, 2013 is $119,250 and $58,239, respectively. As of June 30, 2014, two Directors converted $124,000 to Series C Convertible Preferred Shares.

An affiliated company has advanced funds to the Company or provided services. These amounts are unsecured, non-interest bearing and due on demand. The balance on the advances at December 31, 2014 and December 31, 2013 was $436,323.

NOTE 5– STOCK COMPENSATION PLAN

The Company's non-qualified company stock grant and option plan ("the Plan"), dated August 17, 2007 is intended to promote the interests of the Company and its stockholders by using investment interests in the Company to attract, retain, and motivate its management and other persons, including officers, directors, key employees and certain consultants, to encourage and reward such persons' contributions to the performance of the Company and to align their interests

with the interests of the Company's stockholders. In furtherance of this purpose, the Plan authorizes the granting of the following types of stock-based awards: non-qualified stock options, restricted stock awards, unrestricted stock awards, and performance stock awards.

Key employees (including employees who are also directors or officers), directors and certain consultants of the Company or any subsidiary are eligible to be granted an award and the type or types of award to be made is decided upon by the Board of Directors taking into account various factors. In the event that the award is in the form of non-qualified stock option, the Board of Directors determines the exercise price as well as the vesting schedule.

The maximum number of shares of the Company's stock that may be issued under the Plan is 4,000,000. As of December 31, 2014, the Company has issued 1,832,000 shares as stock grants to directors, consultants and a related party for services rendered in 2007. No options have been granted during the nine months ended Sept. 30, 2015.

NOTE 6 – STOCKHOLDERS'

DEFICIT Preferred Stock

The Company is authorized to issue up to 10,000,000 shares of its $0.001 par value preferred stock, of which 10 shares have been designated Series A convertible preferred stock, 656,500 shares have been designated Series C convertible preferred stock, 400,000 shares have been designated Series D? convertible preferred stock and 5,500 shares have been designated Series E convertible preferred stock.

Series A Preferred Stock

The Series A preferred stock was issued under a technology agreement with a university and subsequently redeemed in 2010.

Series C Preferred Stock

The Company is offering to accredited investors a total of 200 units of convertible Series "C" Preferred stock. Each unit consists of 10,000 shares of Series "C" Convertible Preferred Shares. Each unit is being offered at a price of $10,000. The Company plans to use the net proceeds of this Offering for working capital purposes and such other business purposes as management may from time to time determine. The offering was extended until June 30, 2014.

As of June 30, 2014, 133,000 shares of Preferred stock Series C have been sold and 124,000 shares of preferred stock series C were issued to Directors of the company reducing related party payables. 35,000 shares of Preferred stock Series C were issued reducing notes payable.

Series D Preferred Stock

The Company issued 400,000 shares of Class D convertible preferred stock valued at $4,000,000 ($10.00 par value per share) to acquire 100% of the outstanding shares of SUTIMCo, Inc. Each share of Series D convertible preferred stock shall be convertible, at the option of the shareholder after a holding period of a minimum of 12 months from the issue date on the share certificate. The Series D convertible preferred stock shares shall be exchanged for the common shares of the Company at a 20% discount to the 10-day average closing price immediately preceding the date on which the Series D convertible preferred stock certificate is received.

As of June 30, 2014, the company issued 400,000 Series D Preferred Stock in accordance with the acquisition of SUTIMCo, Inc., which was reflected as if the transaction had occurred at the beginning of the period (See Note 1).

Series E Preferred Stock

The holders of Series E convertible preferred stock have a liquidation preference of $1,000 per share. The number of votes entitled to be cast by the holders of the series E convertible preferred stock equals that number of votes that, together with votes otherwise entitled to be cast by the holders of the series E convertible preferred stock at a meeting, whether by virtue of stock ownership, proxies, voting trust agreements or others, entitle the holders to exercise one vote more than one-half of all votes entitled to be cast. The holder of these shares shall participate in all dividends declared and paid with respect to the common stock to the same extent had such holder converted the shares immediately prior to the record date for the dividend. The Series E preferred stock was issued to SUTI Holdings LP in September 2013. The Company issued 5,500 shares of Class E convertible preferred stock valued at $5,500,000 ($1.00 par value per share).

Common Stock

On June 20 2011, the company filed with the Secretary of State for Nevada a certificate of amendment that increased the authorized common stock from 950,000,000 with a par value of $0.001 to 5,000,000,000 shares of common stock with a par value of $0.001.

On November 8, 2011, the Company completed a 1,500 to 1 Reverse Stock Split for shareholders of record as of November 8, 2011. The Number of Shares Authorized was amended from 5,000,000,000 shares of Common Stock, par value $0.001, to 950,000,000 shares of Common Stock, par value $0.001, via the filing of a Certificate of Change to NRS 78.209 with the Secretary of State Nevada on October 11, 2011. All references to common shares outstanding reflect or give effect to the reverse split. The holders of the Company's common stock are entitled to one vote per share of common stock held and have equal rights to receive dividends when, and if, declared by the Board of Directors. In the event of liquidation, holders of common stock are entitled to share ratably in the net assets available for distribution to stockholders, subject to the rights, if any, of holders of any preferred stock then outstanding.

On September 30, 2013, the company filed with the Secretary of State for Nevada a certificate of amendment that increased the authorized common stock from 950,000,000 with a par value of $0.001 to 2,500,000,000 shares of common stock with a par value of $0.001.

On January 21, 2014, the company filed with the Secretary of State for Nevada a certificate of amendment that increased the authorized common stock from 2,500,000,000 with a par value of $0.001 to 4,000,000,000 shares of common stock with a par value of $0.001.

On April 14, 2014, the company filed with the Secretary of State for Nevada a certificate of amendment that increased the authorized common stock from 4,000,000,000 with a par value of $0.001 to 5,500,000,000 shares of common stock with a par value of $0.001.

On October 3, 2014, the company completed a 100 to 1 Reverse Stock Split, with par value of $0.0001. On January 16, 2015 the Company re-domiciled to Wyoming, and subsequently reduced the authorized common stock available for issue from 5,500,000,000 with a par value of $0.0001 to 2,000,000,000 shares of common stock with a par value of $0.0001.

In May, 2015 the Company increased its authorized common stock available for issue to 3,500,000,000 shares of common stock with a par value of $0.0001.

NOTE 7 COMMITMENTS AND CONTINGENCIES

Litigation

The Company is subject from time to time to litigation, claims and suits arising in the ordinary course of business. As of Sept. 30, 2015, the Company was not party to any material litigation, claims or suit whose outcome could have material effect to the financial statements.

Indemnities and Guarantees

During the normal course of business, the Company made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party in relation to certain actions or transactions. The Company indemnifies its directors, officers, employees, consultants and agents against liabilities arising out of the performance of services to the Company. The duration of the guarantees and indemnities varies, and is generally tied to the life of the agreement. These guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. To date, the Company has not been obligated nor incurred any payments for these obligations and, therefore, no liabilities have been recorded for these indemnities and guarantees in the accompanying balance sheets.

Principal Executive Officer:

The issuer shall include certifications by the chief executive officer and chief financial officer of the issuer (or any other persons with different titles but having the same responsibilities) in each Quarterly Report or Annual Report.

The certifications shall follow the format below:

I, <u>Edward Vakser</u>, certify that:

1. I have reviewed this disclosure statement of SUTIMCo International, Inc.

2. Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and

3. 1.   Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

March 27, 2024

/s/ *Edward Vakser*

Edward Vakser

President, CEO, Director, Corporate Administration